October 30, 2006

Via EDGAR and Facsimile

Stephen Krikorian

Accounting Branch Chief

United States Securities and

  Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C.  20549

Re:

Visiphor Corporation

Form 10-KSB for Fiscal Year Ended December 31, 2005

Forms 10-QSB for Fiscal Quarters Ended March 31, 2006 and June 30, 2006

File No. 000-30090

Dear Mr. Krikorian:

Visiphor Corporation (“Visiphor” or the “Company”) is responding to your letter dated October 24, 2006, relating to the above-referenced filings (the”Filings”).  The comments contained in that letter and the Company’s responses are set forth below.

In providing the responses below, the Company acknowledges that:

•

the adequacy and accuracy of the disclosure in the Filings is the responsibility of the Company;

•

staff comments, or changes, if any, made by the Company in response to staff comments, do not foreclose the Commission from taking any action with respect to the Filings; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SEC COMMENT:

Item 8A. Controls and Procedures, page 59

1.

We note the proposed additional disclosure in future filings in response to comment number 2 in your letter dated October 18, 2006.  Confirm that you will also indicate in your future filings how management considered the material weaknesses in its assessment of the effectiveness of disclosure controls and procedures.

VISIPHOR’S RESPONSE:

Beginning with its Form 10-QSB for the quarter ended September 30, 2006, in addition to the additional disclosure provided in our letter dated October 18, 2006, we propose to address how management considered the material weaknesses in its assessment of the effectiveness of disclosure controls and procedures with disclosure substantially similar to the following:

In its assessment of the effectiveness of disclosure controls and procedures as of September 30, 2006 management of the Company, including the Chief Executive Officer and Chief Operating Officer and Chief Financial Officer, assessed what potential impact each of the material weaknesses could have on the effectiveness of the Company’s disclosure controls and procedures. Management, including the Chief Executive Officer and Chief Operating Officer and Chief Financial Officer, determined that due to the small size of the Company the Chief Executive Officer and Chief Operating Officer and Chief Financial Officer have knowledge of all aspects of the Company’s operations at a detailed level sufficient to ensure that the Company’s disclosure controls and procedures were effective in timely alerting them to the material information related to the Company required to be included in the Company’s Filings. This level of knowledge is considered by the certifying officers to be a compensating control and procedure that is adequate to eliminate the risk of a material error or omission in disclosure requirements.

The Company will continue to include such disclosure in its periodic reports going forward unless and until there are changes in the Company's internal controls for a given period that make the disclosure no longer necessary.

The Company welcomes the opportunity to discuss the foregoing points further and clarify open questions you may have at your convenience.  I can be reached at (604) 684-2449 ext. 237.

Sincerely,

/s/ Wayne Smith

Wayne Smith

Chief Financial Officer

cc:

Jason Niethamer, U.S. Securities

  and Exchange Commission

Mark Zastre,  Grant Thornton LLP

Thomas M. Rose, Esq., Troutman Sanders LLP